EXHIBIT 99.1

Osisko Development Closes First Tranche of Previously Announced Non-Brokered Private Placement for US$24.2 Million

MONTREAL, Oct. 01, 2024 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to announce the successful closing of the first tranche of its previously announced non-brokered private placement, announced on September 4, 2024, pursuant to which the Company issued 13,426,589 units of the Company (the "Units") at a price of US$1.80 per Unit for aggregate gross proceeds of approximately US$24.2 million (the "Offering").

The Company anticipates closing a second tranche of the Offering in early October 2024 to accommodate additional interest for the Units, subject to certain conditions including, but not limited to, the receipt of all necessary approvals.

Each Unit consists of one common share of the Company (each, a "Common Share") and one Common Share purchase warrant of the Company (each, a "Warrant"), with each Warrant entitling the holder thereof to purchase one additional Common Share (each, a "Warrant Share") at a price of US$3.00 per Warrant Share on or prior to October 1, 2029.

Certain insiders of the Company (collectively, the "Insiders"), including all of the directors of the Company, have agreed to purchase an aggregate of 1,056,555 Units pursuant to the Offering. Participation by the Insiders in the Offering is a "related party transaction" for purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company is exempt from the requirements to obtain a formal valuation or minority shareholder approval in connection with the Insiders' participation in the Offering pursuant to Sections 5.5(a) and 5.7(1)(a) of MI 61-101 as neither the fair market value of any securities issued to, nor the consideration paid by, the Insiders exceeded 25% of the Company's market capitalization. The Company did not file a material change report 21 days prior to closing of the Offering, as the Insiders' participation had not been confirmed at that time and the Company wished to close the transaction as soon as practicable for sound business reasons.

The Company intends to use the net proceeds of the Offering towards the advancement of its Cariboo Gold Project and Tintic Project, and for general corporate purposes. All securities issued under the Offering will be subject to a hold period expiring four months and one day from the date of issue pursuant to applicable Canadian securities laws. The Offering remains subject to final acceptance of the TSX Venture Exchange. No finder's fee or commissions were payable in connection with the Offering.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful. No securities may be offered or sold in the United States or in any other jurisdiction in which such offer or sale would be unlawful absent registration under the U.S. Securities Act of 1933, or an exemption therefrom or qualification under the securities laws of such other jurisdiction or an exemption therefrom.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a North American gold development company focused on past-producing mining camps located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its 100%-owned Cariboo Gold Project, located in central B.C., Canada, the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico. In addition to considerable brownfield exploration potential of these properties, that benefit from significant historical mining data, existing infrastructure and access to skilled labour, the Company's project pipeline is complemented by other prospective exploration properties. The Company's strategy is to develop attractive, long-life, socially and environmentally sustainable mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Director, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD LOOKING STATEMENTS

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward- looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements in this news release may include, without limitation, statements pertaining to: the anticipated closing of a second tranche of the Offering, the proceeds and timing for the closing of a second tranche of the Offering, the use of proceeds from the Offering and the ability to obtain the final acceptance of the TSX Venture Exchange. Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Actual results could differ materially due to a number of factors, including, without limitation, satisfying the requirements of the TSX Venture Exchange (if at all). Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.